UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For March 31, 2013

Commission File No.: 001-35273

COGO GROUP, INC.

Room 1001, Tower C, Skyworth Building,

High-Tech Industrial Park,

Nanshan, Shenzhen 518057, PRC

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the future financial performance of Cogo Group, Inc. (the “Company”). The Company has attempted to identify forward-looking statements by terminology, including, but not limited to, “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predicts”, “should” or “will” or the negative of these terms or other comparable terminology.

The forward-looking statements included in this Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future results, operations, levels of activity, performance or achievements. Actual results of the Company’s results, operations, levels of activity, performance or achievements may differ materially from information contained in the forward-looking statements as a result of risk factors. The Company’s expectations are as of the date of filing of this Form 6-K, and the Company does not intend to update any of the forward-looking statements after the date this Form 6-K is filed to confirm these statements to actual results, unless required by law.

On May 15, 2013, the Company announced its unaudited consolidated financial results for the three-month period ended March 31, 2013.

FINANCIAL INFORMATION
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
COGO GROUP, INC. and SUBSIDIARIES
Unaudited Condensed Consolidated Balance Sheets as of March 31, 2013
and December 31, 2012

	March 31, 2013		December 31, 2012
	USD’000	RMB’000	RMB’000
Assets
Current assets:
Cash	53,594	332,864	324,839
Pledged bank deposits	89,734	557,320	556,941
Accounts receivable, net	147,295	914,817	704,968
Bills receivable	3,969	24,652	27,945
Amount due from related party	—	—	35,743
Inventories	70,476	437,711	516,372
Income taxes receivable	623	3,869	2,098
Prepaid expenses and other receivables	7,193	44,673	56,266
Total current assets	372,884	2,315,906	2,225,172
Property and equipment, net	3,655	22,700	17,515
Intangible assets, net	19,721	122,486	128,810
Other assets	6	35	261
Total Assets	396,266	2,461,127	2,371,758
Liabilities and equity
Current liabilities:
Accounts payable	24,150	149,988	102,878
Bank borrowings	81,172	504,140	614,045
Income taxes payable	1,312	8,146	7,155
Amount due to related party	19,770	122,789	—
Accrued expenses and other liabilities	7,185	44,627	35,734
Total current liabilities	133,589	829,690	759,812
Deferred tax liabilities	3,254	20,211	21,254
Total liabilities	136,843	849,901	781,066
Equity
Common stock:
Par value: USD0.01 Authorized: 200,000,000 Shares Issued: 44,579,871 shares in 2013, 43,423,556 shares in 2012 Outstanding: 31,705,670 shares in 2013, 31,110,922 shares in 2012	560	3,481	3,409
Additional paid in capital	235,444	1,462,295	1,448,396
Retained earnings	95,504	593,156	584,364
Accumulated other comprehensive loss	(20,024)	(124,368)	(122,513)
	311,484	1,934,564	1,913,656
Less cost of common stock in treasury, 12,874,201 shares in 2013 and 12,312,634 shares in 2012	(60,639)	(376,617)	(369,217)
Total Cogo Group, Inc. equity	250,845	1,557,947	1,544,439
Noncontrolling interests	8,578	53,279	46,253
Total equity	259,423	1,611,226	1,590,692
Total liabilities and equity	396,266	2,461,127	2,371,758

See accompanying notes to unaudited condensed consolidated financial statements.

F-1

COGO GROUP, INC. and SUBSIDIARIES
Unaudited Condensed Consolidated Statements of Comprehensive Income
for the three months ended March 31, 2013 and 2012

	Three Months ended March 31,
	2013	2013	2012
	USD’000	RMB’000	RMB’000

Net Revenue	182,398	1,132,837	1,066,441
Cost of sales	(170,382)	(1,058,206)	(994,103)
Gross profit	12,016	74,631	72,338

Selling, general and administrative expenses	(6,075)	(37,733)	(35,800)
Research and development expenses	(3,390)	(21,055)	(23,889)
Other operating income	542	3,368	1,741
Income from operations	3,093	19,211	14,390
Interest expense	(672)	(4,174)	(5,369)
Interest income	430	2,668	4,019
Earnings before income taxes	2,851	17,705	13,040
Income tax expense	(306)	(1,902)	(1,796)
Net income	2,545	15,803	11,244
Less net income attributable to noncontrolling interests	(1,129)	(7,011)	(3,308)
Net income attributable to Cogo Group, Inc.	1,416	8,792	7,936

Earnings per share attributable to Cogo Group, Inc.
Basic	0.04	0.26	0.22
Diluted	0.04	0.26	0.22

Weighted average number of common shares outstanding
Basic		34,118,203	36,023,931
Diluted		34,432,146	36,023,931

Comprehensive income:
Net income	2,545	15,803	11,244
Other comprehensive income, net of nil tax
Foreign currency translation adjustments	(297)	(1,840)	302
Total comprehensive income	2,248	13,963	11,546

Less comprehensive income, net of nil tax, attributable to noncontrolling interests	(1,131)	(7,026)	(4,052)
Comprehensive income attributable to Cogo Group, Inc.	1,117	6,937	7,494

See accompanying notes to unaudited condensed consolidated financial statements.

F-2

COGO GROUP, INC. and SUBSIDIARIES
Unaudited Condensed Consolidated Statements of Cash Flows for the
three months ended March 31, 2013 and 2012

	Three months ended March 31,
	2013	2013	2012
	USD’000	RMB’000	RMB’000
Cash flows from operating activities:
Net income	2,545	15,803	11,244
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation expense	175	1,086	1,494
Amortization of land use rights	—	—	33
Amortization of intangible assets	1,018	6,324	6,324
Deferred income taxes	(168)	(1,043)	(1,043)
Loss on disposals of property and equipment	—	—	802
Provision for doubtful accounts	6	40	—
Share-based compensation	2,249	13,971	15,433
Changes in operating assets and liabilities:
Accounts receivable, net	(34,195)	(212,381)	11,960
Bills receivable	530	3,293	(17,104)
Inventories	12,318	76,507	7,520
Prepaid expenses and other receivables	1,897	11,783	(5,900)
Income taxes receivable	(287)	(1,783)	158
Accounts payable	7,934	49,277	7,242
Amount due from related party	5,755	35,743	—
Amount due to related party	19,770	122,789	—
Income taxes payable	160	994	2,397
Accrued expenses and other liabilities	568	3,526	(10,115)
Net cash provided by operating activities	20,275	125,929	30,445
Cash flows from investing activities:
Increase in pledged bank deposits	(165)	(1,025)	(78)
Purchases of property and equipment	(73)	(451)	(195)
Net cash used in investing activities	(238)	(1,476)	(273)
Cash flows from financing activities:
Purchase of treasury stock	(1,191)	(7,400)	—
Net repayment of bank borrowings	(17,423)	(108,211)	(113,348)
Net cash used in financing activities	(18,614)	(115,611)	(113,348)
Effect of exchange rate changes on cash	(131)	(817)	218
Net increase / (decrease) in cash	1,292	8,025	(82,958)
Cash at beginning of the period	52,302	324,839	572,364
Cash at end of the period	53,594	332,864	489,406
Supplementary cash flow information:
Interest paid	752	4,668	5,369
Income tax paid	601	3,734	905

See accompanying notes to unaudited condensed consolidated financial statements.

F-3

COGO GROUP, INC. and SUBSIDIARIES
Unaudited Condensed Consolidated Statements of Changes in Equity for the three months ended
March 31, 2013

	Cogo Group, Inc. Stockholders
	Common Stock		Additional paid in capital	Retained earnings	Accumulated other comprehensive loss	Treasury stock	Noncontrolling interests	Total equity
	No. of Shares outstanding	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance as of January 1, 2013	31,110,922	3,409	1,448,396	584,364	(122,513)	(369,217)	46,253	1,590,692
Net income	–	–	–	8,792	–	–	7,011	15,803
Foreign currency translation adjustments	–	–	–	–	(1,855)	–	15	(1,840)
Issuance of common stock pursuant to share-based compensation plan	1,156,315	72	(72)	–	–	–	–	–
Share-based compensation	–	–	13,971	–	–	–	–	13,971
Purchase of treasury stock	(561,567)	–	–	–	–	(7,400)	–	(7,400)
Balance as of March 31, 2013	31,705,670	3,481	1,462,295	593,156	(124,368)	(376,617)	53,279	1,611,226
Balance as of March 31, 2013 (in USD)	–	560	235,444	95,504	(20,024)	(60,639)	8,578	259,423

See accompanying notes to unaudited condensed consolidated financial statements.

F-4

COGO GROUP, INC. and SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements

Note 1 – Basis of Presentation

The unaudited condensed consolidated financial statements of Cogo Group, Inc. (the “Company”) and its subsidiaries (the “Group”) include, in the opinion of management, all adjustments (consisting of normal recurring adjustments and reclassifications) necessary to present fairly the Group’s consolidated financial position, results of operations and cash flows for all periods presented.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) have been condensed or omitted. These unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2012.

The Group has experienced, and expects to continue to experience, seasonal fluctuations in net revenue, which have historically been lowest in the first quarter of the year due to the Chinese New Year holiday season period and are typically highest in the fourth quarter of the year due to the desire by original equipment manufacturers (“OEMs”) and other customers to spend the remaining allocated annual budgets. Consequently, the Group’s financial position, operating results, cash flows and trends in these unaudited condensed consolidated financial statements are not necessarily indicative of future results that may be expected for any other interim period or for the full year.

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

The accompanying unaudited condensed consolidated financial statements are expressed in Renminbi (“RMB”), the national currency of the People’s Republic of China (the “PRC”). For the convenience of the reader, the March 31, 2013 RMB amounts included in the accompanying unaudited condensed consolidated financial statements have been translated into United States dollars (“USD”) at the rate of USD1.0000 = RMB6.2108. No representation is made that the RMB could have been, or could be, converted into USD at that rate or at any particular rate or at all.

Note 2 – Summary of Significant Accounting Policies

The Company has evaluated that the recently issued accounting pronouncements issued by the Financial Accounting Standards Board (“FASB”), which are effective for adoption by the Company, have no significant impacts to the unaudited condensed consolidated financial statements. The Company has also evaluated the impact of recently issued accounting pronouncements issued by FASB that are not yet effective will not have a material impact on the financial position or results of operations upon adoption by the Company.

Note 3 – Accounts Receivable, Net

	March 31,		December 31,
	2013	2013	2012
	USD’000	RMB’000	RMB’000
Accounts receivable	151,628	941,728	731,839
Less: allowance for doubtful accounts	(4,333)	(26,911)	(26,871)
Accounts receivable, net	147,295	914,817	704,968

F-5

An analysis of the allowance for doubtful accounts is as follows:

	Three months ended March 31,
	2013	2012
	RMB’000	RMB’000
Beginning Balance	26,871	75,617
Additional allowance for doubtful accounts	40	—
Ending Balance	26,911	75,617

The Group has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount.

Note 4 – Bills Receivable

To reduce the Group’s credit risk, the Group requires certain customers to pay for the sale of the Group’s products by bills receivable. Bills receivable are short-term notes receivable issued by a financial institution that entitles the Group to receive the full face amount from the financial institution at maturity, which generally ranges from 3 to 6 months from the date of issuance. Historically, the Group has not experienced irrecoverable bills receivable.

The Group did not discount any bills receivable during the three months ended March 31, 2013 and 2012.

Note 5 – Inventories

Inventories are stated at the lower of cost or market.  Cost is determined by the first-in, first-out method.  Cost of inventories comprises direct materials.

Inventories by major categories are as follows:

	March 31,		December 31,
	2013	2013	2012
	USD’000	RMB’000	RMB’000
Finished goods	70,476	437,711	516,372

No inventories were written off during the three months ended March 31, 2013 and 2012.

Note 6 - Property and Equipment, Net

Property and equipment is stated at cost less depreciation and if applicable, impairment.

Property and equipment consists of the following:

	March 31,		December 31,
	2013	2013	2012
	USD’000	RMB’000	RMB’000
Property and equipment, at cost	6,287	39,048	32,783
Less: accumulated depreciation	(2,632)	(16,348)	(15,268)
Property and equipment, net	3,655	22,700	17,515

F-6

Note 7 - Intangible Assets

The changes in the carrying amount of intangible assets for the period ended March 31, 2013 is as follows:

March 31,
2013
RMB’000
Balance as of January 1, 2013	128,810
Amortization of intangible assets	(6,324)
Balance as of March 31, 2013	122,486
Balance as of March 31, 2013 (in USD)	19,721

As of March 31, 2013 and December 31, 2012, accumulated amortization for intangible assets amounted to RMB182,887 thousand (USD29,447 thousand) and RMB176,563 thousand, respectively.

Note 8 – Pledged Bank Deposits, Bank Borrowings and Banking Facilities

The Group has entered into several banking facilities with Standard Chartered Bank (Hong Kong) Limited, Bank of China (Hong Kong) Limited (“BOC”), Guangdong Development Bank Holdings Company Limited (“GDB”) and the Hong Kong and Shanghai Banking Corporation Limited (“HSBC”). These facilities include letters of guarantee, bank loans and irrevocable letters of credit. The banking facilities with BOC and HSBC also include accounts receivable factoring agreements.

The Group’s banking facilities contain the general clause that the banks may at any time without prior notice modify, cancel or suspend the facilities at their sole discretions including, without limitation, canceling any unutilized facilities, and declaring any outstanding amount to be immediately due and payable.

On October 23, 2012, the Company entered into a Sale and Purchase Agreement (the “Envision Agreement”) with Envision Global Group (“Envision”), an entity owned by Jeffrey Kang, the Company’s Chairman and Chief Executive Officer, pursuant to which the Company sold certain subsidiaries (the “Disposal Group”) to Envision for a total consideration of USD78,000 thousand. The transactions contemplated by the Envision Agreement closed on November 15, 2012 and the entire purchase price was fully received in 2012.

As stipulated in the Envision Agreement and the Service Agreement dated November 14, 2012, after the disposal of subsidiaries to Envision, guarantees to banking institutions among the Company’s remaining subsidiaries and the Disposal Group will be maintained for a transitional period up to December 31, 2014. As of March 31, 2013 and December 31, 2012, the aggregate credit limit of banking facilities granted solely to the Group amounted to RMB869,512 thousand (USD140,000 thousand) and RMB934,515 thousand, respectively. As of March 31, 2013 and December 31, 2012, the aggregate credit limit of joint banking facilities granted which can be utilized by the Group and the Disposal Group (“Joint Banking Facilities”) amounted to RMB593,131 thousand (USD95,500 thousand) and RMB594,975 thousand, respectively. As of March 31, 2013 and December 31, 2012, the aggregate credit limit of banking facilities granted solely to the Disposal Group, guaranteed by the Group (“Guaranteed Facilities for the Disposal Group”), amounted to RMB322,962 thousand (USD52,000 thousand) and RMB311,505 thousand, respectively.

As of March 31, 2013, the total outstanding bank borrowings of the Group amounted to RMB504,140 thousand (USD81,172 thousand), of which an aggregate of RMB283,779 thousand (USD45,691 thousand) was borrowed under the Joint Banking Facilities and RMB43,475 thousand (USD7,000 thousand) was secured by the pledged deposit of the Disposal Group as of March 31, 2013. As of December 31, 2012, the total outstanding bank borrowings of the Group amounted to RMB614,045 thousand, respectively, of which an aggregate of RMB312,757 thousand was borrowed under the Joint Banking Facilities and RMB43,611 thousand was secured by the pledged deposit of the Disposal Group as of December 31, 2012. The weighted average interest rate on outstanding bank borrowings of the Group as of March 31, 2012 was 2.1% (December 31, 2012: 2.1%).

F-7

As of March 31, 2013, the aggregate amount of funds secured by the Group as pledged deposits with the respective banks amounted to RMB557,320 thousand (USD89,734 thousand), of which RMB287,312 thousand (USD46,260 thousand) and RMB207,900 thousand (USD33,474 thousand) were pledged for Joint Banking Facilities and Guaranteed Facilities for the Disposal Group, respectively, as of March 31, 2013. As of December 31, 2012, the aggregate amount of funds secured by the Group as pledged deposits with the respective banks amounted to RMB556,941 thousand, of which RMB286,740 thousand and RMB207,900 thousand were pledged for Joint Banking Facilities and Guaranteed Facilities for the Disposal Group, respectively, as of December 31, 2012. The remaining pledged deposits were pledged for the banking facilities granted solely to the Group.

As of March 31, 2013 and December 31, 2012, the aggregate amount of unutilized banking facilities (including the unutilized facility amount under the accounts receivable factoring agreements) granted solely to the Group amounted to RMB493,582 thousand (USD79,472 thousand) and RMB354,972 thousand, respectively. As of March 31, 2013 and December 31, 2012, the aggregate amount of unutilized Joint Banking Facilities amounted to RMB137,706 thousand (USD22,172 thousand) and RMB81,334 thousand, respectively. As of March 31, 2013 and December 31, 2012, the aggregate amount of unutilized Guaranteed Facilities for the Disposal Group amounted to RMB80,740 thousand (USD13,000 thousand) and RMB68,531 thousand, respectively.

Note 9 – Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities, and other non-current liabilities consist of the following:

	March 31,		December 31,
	2013	2013	2012
	USD’000	RMB’000	RMB’000
Legal and professional fees	511	3,173	5,351
Accrued staff related costs	290	1,803	7,568
Financial guarantees (note 16(iv))	1,750	10,869	12,460
Other accruals	4,634	28,782	10,355
Accrued expenses and other liabilities	7,185	44,627	35,734

Note 10 – Share-Based Compensation

During the three months ended March 31, 2013 and 2012, the Company recognized share-based compensation expense for awards issued under the 2006 Incentive Plan and the 2009 Omnibus Securities and Incentive Plan (the “2009 Incentive Plan”) of RMB13,971 thousand (USD2,249 thousand) and RMB15,433 thousand, respectively. A detailed description of the Company’s share-based compensation awards is included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2012.

(a)	Options under the 2004 Incentive Plan

Under the Company’s 2004 Incentive Plan, the Company issued options to purchase shares of the Company’s common stock. The options granted under the 2004 Incentive Plan had a weighted average exercise price per option of USD4.08 and weighted average remaining contractual term of approximately 2 years as of March 31, 2013.  During the three months ended March 31, 2013 and 2012, no share options under the 2004 Incentive Plan were exercised. As of March 31, 2013, 1,184,769 options were outstanding under the 2004 Incentive Plan.

(b)	Non-vested share units

A summary of non-vested share units activity is as follows:

	2006 Incentive Plan		2009 Incentive Plan
	Shares	Weighted average grant-date fair value	Shares	Weighted average grant-date fair value
Balance as of January 1, 2013	77,733	6.36	2,458,936	3.69
Vested	(77,733)	6.36	(598,100)	4.16
Balance as of March 31, 2013	—	6.36	1,860,836	3.53

F-8

(c)	Shares with performance and market conditions

A summary of share activity is as follows:

	2009 Incentive Plan
	Shares	Weighted average grant-date fair value
		USD
Balance as of January 1, 2013	540,000	6.34
Vested	—	—
Balance as of March 31, 2013	540,000	6.34

Note 11 – Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Three Months ended March 31,
	2013	2012
	RMB’000	RMB’000
Numerator for basic and diluted earnings per share:
Net income attributable to Cogo Group, Inc.	8,792	7,936
Denominator:
Basic weighted average shares	34,118,203	36,023,931
Effect of dilutive non-vested equity share units, performance shares, options and warrants	313,943	—
Diluted weighted average shares	34,432,146	36,023,931

	RMB	RMB
Basic earnings per share:	0.26	0.22
Diluted earnings per share:	0.26	0.22

Note 12 – Operating Segment Information

The Company operates in a single business segment as the revenue and profit are derived mainly from sales of components for digital media (such as network protection devices and data storage), telecommunication system equipment and industrial applications end-markets to the customers. Accordingly, no operating segment information is presented.

Revenues from external customers by category are summarized as follows:

	Three Months ended March 31,
	2013	2012
	RMB	RMB
Net revenue
Product Sales
Digital media	428,688	401,510
Telecommunications equipment	499,683	488,426
Industrial Business	201,982	176,505
	1,130,353	1,066,441
Service Revenue	2,484	—
Total net revenue	1,132,837	1,066,441
F-9

Note 13 – Comprehensive Income

The following table reconciles equity attributable to noncontrolling interests:

	Three Months ended March 31,
	2013	2012
	RMB’000	RMB’000
Beginning balance	46,253	22,334
Net income attributable to noncontrolling interests	7,011	3,308
Foreign currency translation adjustments	15	744
Ending balance	53,279	26,386

Note 14 – Fair Value Measurement

The fair values of pledged bank deposits, accounts receivable, accounts payable, bank borrowings and accrued expenses and other liabilities approximated the respective carrying amounts because of the short maturity of these instruments.

Note 15 – Commitments and Contingencies

Acquisition of Goldshare Holdings Limited (“Goldshare”)

On April 1, 2011, the Group entered into a note subscription and share purchase agreement to acquire 3,142,857 shares (representing 44% of the outstanding shares) of Goldshare for a cash consideration of RMB22,000 thousand; and to subscribe to a convertible note to be issued by Goldshare for RMB20,000 thousand. The note can be convertible into 2,857,143 new shares of Goldshare at the option of the Group. If the Group exercises the conversion option of the convertible note, the Group will hold a total of 60% of the outstanding shares of Goldshare and Goldshare will become a subsidiary of the Group. The Group has not completed the acquisition of Goldshare because certain closing conditions, including the condition that required Goldshare to provide detailed monthly operation for a twelve-month period to the Company’s reasonable satisfaction, had not yet been fulfilled.

Goldshare engages in the business of distribution of chassis, capacitors, resistors and enclosures with most of its operations in the PRC. The purchase consideration will be contingently payable at various dates upon achieving certain agreed future earnings levels of Goldshare.

As of March 31, 2013, the Group has advanced RMB26,026 thousand (USD4,190 thousand) to Goldshare in connection with this acquisition.

Note 16 – Related Party Transactions

For the periods presented, the principal related party transactions and amounts due from/(to) related party are summarized as follows:

		Three Months ended March 31,
	Note	2013	2013	2012
		USD’000	RMB’000	RMB’000
Sales of products	(i)	7,652	47,527	—
Purchase of products	(ii)	9,121	56,647	—
Purchase of services	(iii)	519	3,221	—
Guarantee fee	(iv)	250	1,553	—
Service fee	(v)	284	1,766	—
Receipt on behalf of Envision	(vi)	14,551	90,376	—
Payment by Envision on behalf of the Group	(vii)	5,723	35,545	—

F-10

		March 31,		December 31,
		2013	2013	2012
		USD’000	RMB’000	RMB’000
Current assets/liabilities
Amount due from/ (to) Envision	(viii)	(19,770)	(122,789)	35,743

Notes:

(i)	For the three months ended March 31, 2013, the Group sold components for digital media, telecommunication system equipment and industrial applications end-markets to Envision.

(ii)	For the three months ended March 31, 2013, the Group purchased components for digital media, telecommunication system equipment and industrial applications end-markets from Envision.

(iii)	For the three months ended March 31, 2013, the Group purchased e-commerce services from Envision.

(iv)	For the three months ended March 31, 2013, the Group charged a guarantee fee of USD250 thousand per quarter to act as the guarantors of the Disposal Group in respect of all existing bank facilities.

(v)	For the three months ended March 31, 2013, the Group charged a service fee for the provision of supportive and administrative services to the Disposal Group.

(vi)	For the three months ended March 31, 2013, the Group received RMB90,376 thousand (USD14,551 thousand) from customers of Envision on behalf of Envision.

(vii)	For the three months ended March 31, 2103, Envision paid RMB35,545 thousand (USD5,723 thousand) to suppliers of the Group on behalf of the Group.

(viii)	As of March 31, 2013 and December 31, 2012, the amount due from/ (to) Envision was unsecured, interest-free and repayable within one year.

F-11

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This commentary should be read in conjunction with Cogo Group, Inc. (the “Company”) and its subsidiaries’ (together, “we,” “us,” “our” or the “Group”) unaudited condensed consolidated financial statements for the period ended March 31, 2013 and 2012 as well as the Group’s consolidated financial statements and related notes thereto and management’s discussion and analysis of financial condition and results of operations in the Company’s Annual Report on Form 20-F for the year ended December 31, 2012.

Portions of the discussion and analysis below contain certain statements that are not descriptions of historical facts, but are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934. These forward-looking statements may include statements about our plans and objectives for future expansion, including our expectations for the domestic wireless handset, telecommunications equipment, consumer electronic and storage solution end-markets in the People’s Republic of China (the “PRC”); anticipated margins for our solutions; general and cyclical economic and business conditions, and, in particular, those in the PRC’s wireless handset, telecommunications equipment and consumer electronics industries; our ability to enter into and renew key corporate and strategic relationships with our customers and suppliers; changes in the favorable tax incentives enjoyed by our PRC operating companies; and other statements containing forward looking terminology such as “may,” “expects,” “believes,” “anticipates,” “intends,” “projects,” “looking forward” or similar terms, variations of such terms or the negative of such terms. Such information is based upon various assumptions made by, and expectations of, our management that were reasonable when made but may prove to be incorrect. All of such assumptions are inherently subject to uncertainties and contingencies beyond our control and upon assumptions with respect to future business decisions which are subject to change. Accordingly, there can be no assurance that actual results will meet expectations and actual results may vary (perhaps materially) from certain of the results anticipated herein. For a further description of these and other risks and uncertainties, see the most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”), and our subsequent SEC filings.

Overview

We provide customized module design solutions for a diverse set of applications and end markets, serving as a gateway for our technology component suppliers to access leading electronics manufacturers in the PRC. Our customized module design solutions allow our customers to take advantage of technology components from reputable suppliers in an efficient and cost-effective manner, effectively reducing their time-to-market and lowering their overall costs. Our close collaboration with our customers’ product development teams provides us with a unique understanding of their needs, enabling us to customize our suppliers’ technology components with module designs that meet our customers’ requirements.

We focus on the digital media, telecommunications equipment and industrial business end-markets in the PRC. In the digital media end-market, we provide mobile handset and module solutions for functionalities such as CMMB mobile TV, motion sensor, camera, power supply and Bluetooth as well as solutions for high definition digital set-top box, GPS and solutions for Tablet. In the telecommunications equipment end-market, we provide solutions for PSTN switching, optical transmitters, electrical signal processing and optical signal amplification; in the industrial business end-market, we provide industrial solutions for the green energy, auto-electronics and health care sectors. Currently, we have approximately 2,100 customers, including many of the most established manufacturers in the digital media, telecommunications equipment and industrial business end-markets in the PRC such as ZTE, TCL and BYD. We work with original equipment manufacturers, or OEMs, as well as subsystem designers and contract manufacturers to provide solutions to support industry leader like Huawei. In developing customized module design solutions for use in our customers’ products, we collaborate closely with over 100 suppliers of technology components, including many large multinational companies such as Broadcom, Xilinx and Atmel. Additionally, in October 2006, we became one of the first PRC-based companies to license software technology and have access to selected source codes directly from Microsoft.

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We operate in a single business segment as the revenue and profit are derived mainly from sales of components for digital media (such as network protection devices and data storage), telecommunication system equipment and industrial applications end-markets to the customers. Accordingly, no operating segment information is presented.

On October 23, 2012, we entered into a Sale and Purchase Agreement (the “Envision Agreement”) with Envision Global Group (“Envision”), an entity owned by Jeffrey Kang, our Chairman and Chief Executive Officer, pursuant to which we sold certain subsidiaries (the “Disposal Group”) to Envision for a total consideration of USD78,000 thousand. The transactions contemplated by the Envision Agreement closed on November 15, 2012 and the entire purchase price was fully received in 2012.

Pursuant to the terms of the Envision Agreement and the Services Agreement date November 14, 2012, guarantees to banking institutions among our remaining subsidiaries and the Disposal Group will be maintained for a transitional period through December 31, 2014 in order to maintain better financing terms for both parties. We will charge a guarantee fee amounting to USD250,000, as determined with reference to the guarantee fee chargeable by banks, to Envision each quarter. We will also provide support and administrative services, including logistics, warehousing, accounting service, customer service, human resource service and IT services, to the Disposal Group for a fee. Pursuant to the Services Agreement, service fees will be charged at pre-determined rates over usage and revenue generated by the Disposal Group.

The Envision Agreement also contains a non-competition clause, as historically, the Company and the Disposal Group were led by different sales teams focusing on different geographical or end-product customers, pursuant to which we and Envision agreed not to compete with each other’s business for a period of two years from closing. In particular, we agreed not to compete with each other’s business involving the distribution of the product that the other party distributes or has distributed in the past and which is or is likely to be in competition with the other party or have any interest in any project or proposal in any such business or activity on behalf of or for the benefit of any person. Additionally, we and Envision agreed to make reasonable efforts to maintain the operations of Envision and its acquired subsidiaries in the ordinary course consistent with past practices and to preserve its relationships with its major customers, suppliers and others having business dealings with the acquired subsidiaries. For the three months ended March 31, 2012, the Disposal Group contributed approximately 23% of our net sales.

Principal Factors Affecting Our Results of Operations

The major factors affecting our results of operations and financial condition include:

Revenue mix. Our net revenue and gross profit are affected by our product mix. Over the first quarter of 2013, telecommunications equipment related sales, which have generally lower profit margins than our digital module related sales and our industrial business module related sales, constituted a significantly greater portion of our total net revenue.

Growth in end-market industries. The rapid growth of the domestic telecommunications equipment, industrial business and digital media end-markets has been important growth drivers for the PRC’s electronics manufacturing industries. Specific markets that we expect to experience continued growth are the data communications market, consisting of asymmetric digital subscriber line (ADSL) modems and Voice over Internet Protocol (VoIP) equipment; the routers and network security equipment markets; the optical transmission systems market; the fixed line telecommunications network market, as well as the digital media market particularly relating to digital TV and GPS applications. Increased domestic consumer spending power has contributed to rapid growth in these markets. This growth in domestic consumer spending power in turn has driven, and we believe will continue to drive, growth in the electronics manufacturing businesses supporting hardware OEMs, including those engaged in the customized design of module solutions such as ourselves. However, these industries and the respective domestic manufacturers that operate in these industries may not continue to grow their sales at historical levels, if at all. The stagnation or reduction in overall demand for telecommunications equipment, industrial business and digital media products could materially affect our results of operations.

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Increase in exports. We believe that the development of a highly-skilled, low-cost manufacturing base has also enabled the PRC’s domestic telecommunications equipment and digital consumer electronics manufacturers to be competitive in the global marketplace. As an example, ZTE, a major manufacturer of mobile handset and telecommunications equipment in the PRC, as well as other telecommunications equipment and mobile handset manufacturers, have also begun to expand overseas. We believe that growth in the export market will likely have a positive effect on our results of operations and financial condition, as it should increase the demand for our solutions, particularly among our digital media clients.

Growth by entering new end-markets, strengthening in-house capabilities and leveraging our customer base. In 2008, we began targeting the industrial business end-market by providing industrial solutions for the green energy and auto-electronics sectors. Since then, the revenues generated from this market have grown from RMB176,505 thousand in the first quarter of 2012 to RMB201,982 thousand (USD32,521 thousand) in the first quarter of 2013.  We anticipate that sales related to the industrial business end-market will generally have higher profit margins than our digital media and telecommunications equipment modules related sales, though such higher margins may decline over time as this industry matures. We will also look for opportunities to expand into new end-markets that we believe represent significant growth opportunities.

Our success in the industrial business end-market will depend, in significant part, on our ability to leverage our existing customer base. Although we will make continuous efforts to develop new solutions and expand our intellectual property and technological capabilities, to meet the needs of our customers that have expanded into or are expected to expand into the industrial business end-market, we expect research and development expenses remain stable in the future, through more efficient use of labor and resources.

General economic and market conditions. Due to different market conditions, the level of consumer and information technology spending has declined and reduced the demand for our mobile handsets since the third quarter of 2008. Furthermore, our profit margins have been reduced since we strategically lowered our pricing in order to grow the business in a slowing economic environment.

Net Revenue

Product sales

For product sales, we do not charge our customers an independent design fee. Instead, our business model is to generate revenue by reselling a limited number of specific components required in our module reference design. The difference between the purchase price we pay our suppliers for these components and our sales price to the customer for these components compensates us for our design, technical support and distribution services. Our net revenue is net of a 17% value-added tax, or VAT. Costs incurred for the design of modules are expensed as incurred and recorded as research and development expense in the Company’s unaudited condensed consolidated statements of comprehensive income.

Our broad and diversified customer base includes many of the major telecommunications equipment, industrial business and digital consumer electronics manufacturers in the PRC. In addition, our customers include industry participants supporting these OEMs, such as subsystem designers and contract manufacturers in the PRC, as well as international manufacturers who have begun to manufacture end-products in the PRC for the domestic and international market. Subsequent to the January 2011 acquisition of MDC Tech International Holdings Limited, our customers also include PRC hospitals.

Our net revenue is subject to seasonal fluctuation and periods of increased demand. All product module sales are typically highest in the fourth quarter of the year due to desire by OEMs and other customers to spend remaining budgets allocated for a given period, usually on an annual basis. Net revenue has historically been lowest in the first quarter of the year due to the Chinese New Year holiday and the general reduction in sales following the holiday season. The digital media industry also experiences cyclical fluctuations, as well as fluctuations in how quickly certain new digital media products and technologies are adopted by the market. These sales patterns may not be indicative of future sales performance.

Service Revenue

We provide technology and engineering services, software design and related training and maintenance services to our customers. We generate revenue when our services are rendered and acknowledged by our customers. Our service revenue is net of business tax, if any.

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Cost of Sales

Our cost of sales mainly comprises cost of goods sold.

Cost of Goods Sold

Cost of goods sold primarily consists of the purchase of components and equipment from suppliers. We develop our customized module design solutions based on specific technology components purchased from suppliers in our target end-markets. Our list of over 100 suppliers includes Broadcom (integrated circuit and Bluetooth), Xilinx (industrial solutions) and Atmel (industrial solutions). We typically make purchases from our suppliers only after we have received customer orders, enabling us to maintain adequate inventory levels and, in turn, minimize risks typically associated with holding excessive inventory. If we lose a key supplier, or a supplier reduces the quantity of products it sells to us, does not maintain a sufficient inventory level of products required by us or is otherwise unable to meet our demands for its components, we may have to expend significant time, effort and other resources to locate a suitable alternative supplier and secure replacement components. Even if we are able to find a replacement supplier, we may be required to redevelop the customized module design solution to effectively incorporate the replacement components.

Operating Expenses

Selling, General and Administrative Expenses

Our selling expenses include expenditures to promote our new module solutions and gain a larger customer base, personnel expenses and travel and entertainment costs related to sales and marketing activities, and freight charges. We expense all these expenditures as they are incurred. Selling expenses are expected to continue to grow in the future as we diversify by developing and acquiring new design capabilities and expanding into new end-markets. Also included in selling expenses are allowances for doubtful accounts.

General and administrative expenses include compensation and benefits for our general and administrative staff, professional fees, amortization of intangible assets, foreign exchange losses and general travel and entertainment costs. We expense all general and administrative expenses as they are incurred. While we expect our business to grow continuously in the foreseeable future, we expect that general and administrative expenses will remain stable as a result of more efficient use of labor and resources.

Research and Development Expenses

Research and development expenses consist primarily of salaries and related costs of the employees engaged in research, design and development activities; the costs for design and testing; the cost of parts for prototypes; equipment depreciation; and third party development expenses. We expense research and development expenses as they are incurred. As of March 31, 2013, we had approximately 314 engineers and other technical employees engaged in research and development related activities to develop new customized module design solutions targeted at the telecommunications equipment, industrial business and digital media industries.

Noncontrolling Interests

Noncontrolling interests consisted of 30% and 40% of the outstanding equity interest in Comtech Broadband Corporation Limited (“Comtech Broadband”) and Comtech Digital Technology (Hong Kong) Limited (“Comtech Digital”), respectively.

Taxation

Certain subsidiaries located in the Shenzhen Special Economic Zone, including Mega Sky (Shenzhen) Limited and Mega Smart (Shenzhen) Limited, were each granted a 2+3 tax holiday and were subject to income tax at rates ranging from 0% to 12.5% during the period ended March 31, 2013.

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Our effective tax rates were 10.7% and 13.8% for the three months ended March 31, 2013 and 2012, respectively. The effective income tax rates for the three months ended March 31, 2013 differ from the PRC statutory income tax rate of 25% primarily due to the net effect of tax holidays and the effect of non-deductible share-based compensation cost.

Our PRC subsidiaries have cash balances of RMB431,530 thousand (USD69,481 thousand) and RMB430,512 thousand as of March 31, 2013 and December 31, 2012, respectively, which are planned to be permanently reinvested in the PRC. The distributions from our PRC subsidiaries are subject to the U.S. federal income tax at 34%, less any applicable foreign tax credits. Due to our policy of indefinitely reinvesting our earnings in our PRC business, we have not provided for deferred tax liabilities on undistributed earnings of our PRC subsidiaries.

As of and for the three months ended March 31, 2013, we did not have any unrecognized tax benefits and thus no interest and penalties related to unrecognized tax benefits were recorded. In addition, we do not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

Three months ended March 31, 2013 compared to three months ended March 31, 2012

Overview

The following table sets forth information regarding the breakdown of revenues and income from operations between product sales and service revenue:

	Three Months ended March 31,
	2013	2013	2012
	USD’000	RMB’000	RMB’000
Net revenue
Product sales
Digital media	69,023	428,688	401,510
Telecommunications equipment	80,454	499,683	488,426
Industrial business	32,521	201,982	176,505
Total product sales	181,998	1,130,353	1,066,441
Services revenue	400	2,484	-
Total net revenue	182,398	1,132,837	1,066,441

Net Revenue. Total net revenue increased by RMB66,396 thousand (USD10,690 thousand), or 6.2% in the three months ended March 31, 2013 when compared to the corresponding period in 2012. The increase was mainly due to the continued expansion in all end-markets, especially the industrial business and digital media end-markets, during the period.

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Product sales

Details of product sales by market type are as follows:

	Three months ended March 31,
	2013			2012
	Amount		% of Net Revenue	Amount	% of Net Revenue	% Change
	USD’000	RMB’000		RMB’000
Digital media	69,023	428,688	37.9%	401,510	37.6%	6.8%
Telecommunications equipment	80,454	499,683	44.1%	488,426	45.8%	2.3%
Industrial business	32,521	201,982	17.8%	176,505	16.6%	14.4%
Total product sales	181,998	1,130,353	99.8%	1,066,441	100.0%	6.0%

Product sales for the three months ended March 31, 2013 was RMB1,130,353 thousand (USD181,998 thousand), being RMB63,912 thousand (USD10,290 thousand), or 6.0%, higher than the corresponding period in 2012. Digital media sales increased by RMB27,178 thousand (USD4,376 thousand), or 6.8%; telecommunications equipment related sales increased by RMB11,257 thousand (USD1,812 thousand), or 2.3%; and industrial business related sales increased by RMB25,477 thousand (USD4,102 thousand), or 14.4%. The increase in product sales was mainly attributable to the increase in sales in the digital media end-market resulting from the increase in demand for the 3G Smartphone industry in the PRC. It was also attributable to the Group’s continued effort and strategic focus in the expansion of the industrial business end-market, the increased sales volume as a result of growing demand from some large customers and the promising new lines of business such as automotive, HDTV, smart meters, smart grid and 3G handset access.

Services revenue

Services revenue is as follows:

	Three Months ended March 31,
	2013			2012
	Amount		% of Net Revenue	Amount	% of Net Revenue	% Change
	USD’000	RMB’000		RMB’000
Services revenue	400	2,484	0.2%	-	-%	N/A

Services revenue was derived from the provision of technology and engineering services, software design, and related training and maintenance services during the three months ended March 31, 2013. No services revenue was generated by the Company in the corresponding period in 2012.

Gross Profit

Gross profit was RMB74,631 thousand (USD12,016 thousand) in the three months ended March 31, 2013, an increase of RMB2,293 thousand (USD369 thousand), or 3.2% when compared to RMB72,338 thousand in the corresponding period in 2012. Gross margin was 6.6% in the three months ended March 31, 2013, compared to 6.8% in the corresponding period in 2012. The increase in gross profit was primarily attributable to increased sales volume in all end-markets. Gross margin remained stable as there was no significant change in revenue mix, of which the digital media and telecommunications equipment end-markets related sales had a relatively lower margin.

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Selling, General and Administrative Expenses and Research and Development (“R&D”) Expenses

Selling, general and administrative expenses and R&D expenses were RMB58,788 thousand (USD9,465 thousand) in the three months ended March 31, 2013, or 1.5% lower than the corresponding period in 2012. The expenses for the three months ended March 31, 2013 and 2012 are as follows:

	Three months ended March 31,
	2013			2012
	Amount		% of Net Revenue	Amount	% of Net Revenue	% Change
	USD’000	RMB’000		RMB’000
Selling expenses	2,334	14,500	1.3%	10,175	1.0%	42.5%
General and administrative
expenses	3,741	23,233	2.1%	25,625	2.4%	(9.3)%
R&D expenses	3,390	21,055	1.9%	23,889	2.2%	(11.9)%
Total	9,465	58,788	5.3%	59,689	5.6%	(1.5)%

Selling, General and Administrative Expenses

The increase in selling expenses in the three months ended March 31, 2013 of RMB4,325 thousand (USD696 thousand), or 42.5%, was mainly attributable to an increase in staff costs during the period.

The decrease in general and administrative expenses of RMB2,392 thousand (USD385 thousand), or 9.3%, was primarily attributable to a decrease in share-based compensation cost, as a result of share forfeiture upon the resignation of certain employees during 2012.

R&D Expenses

R&D expenses decreased in the three months ended March 31, 2013 by RMB2,834 thousand (USD456 thousand), or 11.9%, as compared to the corresponding period in 2012.  R&D expenses mainly consist of staff costs and R&D facility charges, and the decrease was primarily attributable to a decrease in R&D staff costs as a result of a reduction in R&D staff.

Interest Expense. Interest expense decreased in the three months ended March 31, 2013 by RMB1,195 thousand (USD192 thousand) or 22.3%, as compared to the corresponding period in 2012. The decrease in interest expense was attributable to a decrease in average bank borrowings.

Interest Income. Interest income in the three months ended March 31, 2013 amounted to RMB2,668 thousand (USD430 thousand), compared to RMB4,019 thousand in the corresponding period in 2012. The decrease was mainly attributable to a decrease in average interest rates as compared to the corresponding period in 2012.

Income Tax Expense. The effective income tax rates for the three months ended March 31, 2013 and 2012 were at 10.7% and 13.8%, respectively. The decrease in the effective income tax rate was mainly due to the grant of a tax holiday for certain of the Group’s PRC subsidiaries during the period.

Net Income; Earnings per share. As a result of the above items, net income attributable to Cogo Group, Inc. for the three months ended March 31, 2013 was RMB8,792 thousand (USD1,416 thousand), as compared to RMB7,936 thousand in the corresponding period in 2012. We reported basic and diluted per share earnings of RMB0.26 (USD0.04) for the three months ended March 31, 2013, as compared to basic and diluted earnings per share of RMB0.22 for the corresponding period in 2012.

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Liquidity and Capital Resources

Cash flows and working capital

Our accounts payable cycle typically averages approximately one month, whereas our receivables cycle typically averages approximately three to four months. Accordingly, working capital, being current assets less current liabilities, is needed to fund this timing difference.

As of March 31, 2013, apart from the consideration payable in relation to our acquisition of Goldshare Holdings Limited (“Goldshare”), which will be contingently payable at various dates upon Goldshare’s achievement of certain agreed future earnings levels, we had no material commitments for capital expenditures.

As of March 31, 2013, we had approximately RMB332,864 thousand (USD53,594 thousand) in cash. We regularly review our cash funding requirements and attempt to meet those requirements through a combination of cash on hand, cash provided by operations, available borrowings under bank lines of credit and factoring facilities and possible future public or private equity offerings. At times, we may evaluate possible acquisitions of, or investments in, businesses that are complementary to ours, which may require the use of cash. We believe that our cash, operating cash flows, credit arrangements, and access to equity and debt capital markets, taken together, provide adequate resources to fund our ongoing operating expenditures for the next 12 months. In the event that they do not, we may require additional funds in the future to support our working capital requirements or for other purposes and may seek to raise such additional funds through the sale of public or private equity, as well as from other sources.

As of March 31, 2013, we had working capital of RMB1,486,216 thousand (USD239,295 thousand), including RMB332,864 thousand (USD53,594 thousand) in cash, as compared with working capital RMB1,465,360 thousand, including RMB324,839 thousand in cash, as of December 31, 2012.

Operating activities provided cash of RMB125,929 thousand (USD20,275 thousand) for the three months ended March 31, 2013, compared to cash provided of RMB30,445 thousand in the corresponding period in 2012. The increase in cash provided by operating activities as compared to the prior year was primarily due to an increase in amount due to related party.

Investing activities used RMB1,476 thousand (USD238 thousand) for the three months ended March 31, 2013, mainly due to the increase in pledged deposits by RMB1,025 thousand (USD165 thousand).

Financing activities used cash of RMB115,611 thousand (USD18,614 thousand) for the three months ended March 31, 2013, primarily due to the net repayment of bank borrowings of RMB108,211 thousand (USD17,423 thousand).

Indebtedness

We have entered into several banking facilities with Standard Chartered Bank (Hong Kong) Limited, Bank of China (Hong Kong) Limited, (“BOC”), Guangdong Development Bank Holdings Company Limited (“GDB”) and the Hong Kong and Shanghai Banking Corporation, Limited (“HSBC”). These facilities include letters of guarantee, bank loans and irrevocable letters of credit. The banking facilities with BOC and HSBC also includes accounts receivable factoring agreements.

Our banking facilities contain the general clause that the banks may at any time without prior notice modify, cancel or suspend the facilities at their sole discretions including, without limitation, canceling any unutilized facilities, and declaring any outstanding amount to be immediately due and payable.

As of March 31, 2013, our total outstanding bank borrowings amounted to RMB504,140 thousand (USD81,172 thousand), which represented a decrease of RMB109,905 thousand (USD17,696 thousand) compared to our total outstanding bank borrowings amounted to RMB614,045 thousand as of December 31, 2012. The weighted average interest rate on outstanding bank borrowings of the Group as of March 31, 2012 was 2.1% (December 31, 2012: 2.1%) per annum.

As stipulated in the Envision Agreement and the Service Agreement dated November 14, 2012, after the disposal of subsidiaries to Envision, guarantees to banking institutions among the Company’s remaining subsidiaries and the Disposal Group will be maintained for a transitional period up to December 31, 2014. As of March 31, 2013 and December 31, 2012, the aggregate credit limit of banking facilities granted solely to the Group amounted to RMB869,512 thousand (USD140,000 thousand) and RMB934,515 thousand, respectively. As of March 31, 2013 and December 31, 2012, the aggregate credit limit of joint banking facilities granted which can be utilized by the Group and the Disposal Group (“Joint Banking Facilities”) amounted to RMB593,131 thousand (USD95,500 thousand) and RMB594,975 thousand, respectively. As of March 31, 2013 and December 31, 2012, the aggregate credit limit of banking facilities granted solely to the Disposal Group, guaranteed by the Group (“Guaranteed Facilities for the Disposal Group”), amounted to RMB322,962 thousand (USD52,000 thousand) and RMB311,505 thousand, respectively.

As of March 31, 2013, our total outstanding bank borrowings amounted to RMB504,140 thousand (USD81,172 thousand), of which an aggregate of RMB283,779 thousand (USD45,691 thousand) was borrowed under the Joint Banking Facilities and RMB43,475 thousand (USD7,000 thousand) was secured by the pledged deposit of the Disposal Group as of March 31, 2013. As of December 31, 2012, the total outstanding bank borrowings of the Group amounted to RMB614,045 thousand, respectively, of which an aggregate of RMB312,757 thousand was borrowed under the Joint Banking Facilities and RMB43,611 thousand was secured by the pledged deposit of the Disposal Group as of December 31, 2012. The weighted average interest rate on outstanding bank borrowings of the Group as of March 31, 2012 was 2.1% (December 31, 2012: 2.1%).

As of March 31, 2103, the aggregate amount of funds secured by the Group as pledged deposits with the respective banks amounted to RMB557,320 thousand (USD89,734 thousand), of which RMB287,312 thousand (USD46,260 thousand) and RMB207,900 thousand (USD33,474 thousand) were pledged for Joint Banking Facilities and Guaranteed Facilities for the Disposal Group, respectively, as of March 31, 2013. As of December 31, 2012, the aggregate amount of funds secured by the Group as pledged deposits with the respective banks amounted to RMB556,941 thousand, of which RMB286,740 thousand and RMB207,900 thousand were pledged for Joint Banking Facilities and Guaranteed Facilities for the Disposal Group, respectively, as of December 31, 2012. The remaining pledged deposits were pledged for the banking facilities granted solely to the Group.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our reporting currency is the Renminbi. Transactions in other currencies are recorded in Renminbi at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are remeasured into Renminbi at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are recorded in our statements of operations as a component of current period earnings.

The State Administration of Foreign Exchange, or SAFE, of the PRC, under the authority of the People’s Bank of China, controls the conversion of Renminbi into foreign currencies. The principal regulation governing foreign currency exchange in the PRC is the Foreign Currency Administration Rules (1996), as amended, or the “Rules”. Under the Rules, once various procedural requirements are met, Renminbi is convertible for current account transactions, including trade and service-related foreign exchange transactions and dividend payments, but not for capital account transactions, including direct investment, loans or investments in securities outside the PRC, without prior approval of the SAFE of the PRC, or its local counterparts.

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Since July 2005, the Renminbi is no longer pegged to the U.S. dollar. Although currently the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall of no more than 1.0% per day and the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future, the PRC authorities may lift restrictions on fluctuations in the Renminbi exchange rate and lessen intervention in the foreign exchange market. As of March 31, 2013, the exchange rate of RMB to $1.0000 was RMB6.2108.

We conduct substantially all of our operations through our operating companies in the Mainland China and Hong Kong Special Administrative Region, and their financial performance and position are measured in terms of Renminbi and Hong Kong dollars, respectively. Our solutions are primarily procured, sold and delivered in the PRC for Renminbi or U.S. dollars. The majority of our net revenue are denominated in Renminbi or U.S. dollars.

Any devaluation of the Renminbi against the U.S. dollar would consequently have an adverse effect on our financial performance and asset values when measured in terms of U.S. dollars. On the other hand, the appreciation of the Renminbi could make our customers’ products more expensive to purchase because many of our customers are involved in the export of goods, which may have an adverse impact on their sales. A decrease in sales by our customers could have an adverse effect on our operating results. In addition, as of March 31, 2013 and December 31, 2012, we have cash denominated in U.S. dollars amounting to RMB460,720 thousand (USD74,180 thousand) and RMB450,379 thousand, respectively. Also, from time to time we may have U.S. dollar denominated borrowings. Accordingly, a decoupling of the Renminbi may affect our financial performance in the future.

We recognized a foreign currency translation adjustment of RMB1,855 thousand (USD299 thousand) for the quarter ended March 31, 2013. We do not currently engage in hedging activities and as such, we may in the future experience economic loss as a result of any foreign currency exchange rate fluctuations.

Interest Rate Risk

We are exposed to interest rate risk arising from short-term variable rate borrowings from time to time. Our future interest expense will fluctuate in line with any change in our borrowing rates. We do not have any derivative financial instruments. Our bank borrowings amounted to RMB504,140 thousand (USD81,172 thousand) as of March 31, 2013. Based on the variable nature of the underlying interest rate, the bank borrowings approximated fair value at that date.

If there was a hypothetical 1% change in interest rates, the net impact to earnings and cash flows would be approximately RMB5,041 thousand (USD812 thousand). The potential change in cash flows and earning is calculated based on the change in the net interest expense over a one year period due to an immediate 1% change in price.

Inflation

In recent years, inflation has not had a significant impact on our business. According to the PRC National Bureau of Statistics, the change in Consumer Price Index in China was 3.3%, 5.4% and 2.6% in 2010, 2011 and 2012, respectively. We cannot assure you that we will not be affected in the future by higher rates of inflation in China.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COGO GROUP, INC.

May 31, 2013	By:	/s/ Jeffrey Kang
Jeffrey Kang
Chairman and Chief Executive Officer
(Principal Executive Officer)

May 31, 2013	By:	/s/ Andy Liu
Andy Liu
Chief Financial Officer
(Principal Financial Officer)

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